vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

[redacted]

Date March 1, 2006
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail m.schikker@hq.vnu.com
Subject **ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated March 1, 2006:

- **VNU SAYS ITS NIELSEN MEDIA RESEARCH UNIT TO PURSUE MULTIPLE OPTIONS FOR TV MEASUREMENT**

With kind regards,
VNU bv

Maarten Schikker

dw 3/29

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands

vnu

ADR file number 82-2876

Press release

Date March 1, 2006

VNU SAYS ITS NIELSEN MEDIA RESEARCH UNIT TO PURSUE MULTIPLE OPTIONS FOR TV MEASUREMENT

Nielsen Will Not Enter Joint Venture with Arbitron to Commercially Deploy PPM for Media Ratings

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, announced today that Nielsen Media Research, its U.S. media ratings unit, will pursue multiple options to measure television and, as a consequence, will decline to enter into a joint venture with Arbitron Inc. to commercially deploy its Portable People Meter (PPM) as the primary measurement tool for media ratings.

This decision will have no impact on Nielsen's plan to proceed with Arbitron for Project Apollo, the market research joint venture among VNU's Nielsen Media Research and ACNielsen units and Arbitron in which the three businesses will collaborate on a national marketing research service which would collect multi-media and purchase information from a common sample of consumers.

Nielsen, in a separate press release today, said it will communicate within 90 days a detailed plan for expanding electronic measurement across all television platforms.

Taking advantage of recent advances in engineering, software and metering technology, Nielsen will pursue a portfolio strategy that will meet the diverse needs and financial abilities of the many television markets it serves.

Nielsen said that the quality threshold required for market research is very different from the thresholds demanded of a television "currency" service, and that it believes the PPM offers potential for market research applications.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031